What BBQ & Bar is not accepting investment.

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What BBQ & Bar

BBQ Joint

106 S Cody Rd
LeClaire, IA 52753
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Open until 8:00 PM
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $30,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
What BBQ & Bar is seeking investment to purchase additional equipment and expand.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
OUR STORY

What BBQ & Bar, in LeClaire, Iowa, is the leading barbecue restaurant serving Bettendorf, Davenport, Clinton
We specialize in brisket, pulled pork, ribs, chicken, smoked meats, appetizers, salads, baked potatoes, Cajun
vegetarian options, catering and much more. For your next meal, visit What BBQ & Bar in LeClaire.

This is a preview. It will become public when you start accepting investment.
WHAT BBW FEATURED ON DESTINATION LECLAIRE

This is a preview. It will become public when you start accepting investment.

OUR STORY

So hi ya'll my name is Shill. My husband Mike and myself started a BBQ joint here in LeClaire, IA in 2019. Our different to our tourist town. It's simple we smoke meat everyday and cook all sides made from scratch every Home cookin' food from family recipes.

Tourist Town (home of the American Pickers)
Made fresh Daily (nothing reused)
Passing along memories (all side and dessert recipes are from family members, alive and passed)
Shill has 15 + years of restaurant management experience
Mikes' passion of grilling and smoking
Remind people that a restaurant experience can be fun and enjoyable while leaving with full bellies

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THE TEAM

Shill Hunter
Owner

Co-owner of What BBQ alongside her husband Mike. Runs the daily operations of the restaurant and is a lon and barbeque.

Mike Hunter
Pit Master

Co-owner of What BBQ alongside his wife Sill. Grill Master, aiming to bring his amazing recipes to LeClaire, I

Angie Carter
manager
Baliey Youngster
server\bartender
Jenna Simon
server

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise
Maximum Raise
Purchase additional equipment for 1st location $25,000
Outdoor furniture/ equipment for deck addition $12,600
Mainvest Compensation $2,400
Total $40,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $40,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 10, 2021

Summary of Terms

Legal Business Name What BBQ & Bar

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2%–12.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2029

Financial Condition

Financial liquidity

What BBQ & Bar has a moderate liquidity position due to its medium cash reserves as compared to debt and expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the

Subsequent events to historical financials

Since the latest available financial statements of What BBQ & Bar, we have had the following material change

Increase in revenue due to operations

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y a Note is not like that at all. The ability of What BBQ & Bar to make the payments you expect, and ultimately depends on a number of factors, including many beyond our control.

Limited Services

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab[...]
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar[...]
What BBQ & Bar and the key persons will have no control. Changes in assumptions or their underlying facts [...]
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the [...]
there can be no assurance that the actual operating results will correspond to the forecasts provided herein.[...]
newly established entity and therefore has no operating history from which forecasts could be projected wit[...]

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month[...]
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s[...]
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these[...]
hold your investment for its full term.

The Company Might Need More Capital

What BBQ & Bar might need to raise more capital in the future to fund/expand operations, buy property and [...]
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i[...]
capital will be available when needed, or that it will be available on terms that are not adverse to your interes[...]
is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cea[...]

Changes in Economic Conditions Could Hurt What BBQ & Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha[...]
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a[...]
other factors are unpredictable and could negatively affect What BBQ & Bar's financial performance or abilit[...]
What BBQ & Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to re[...]
revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither What B[...]
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds[...]
public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly a[...]
have been audited by an independent accounting firm). Although Title III does require extensive information,[...]
different decision if you had more information.

In many ways, your interests and the interests of What BBQ & Bar's management will coincide: you both war
successful as possible. However, your interests might be in conflict in other important areas, including these
act conservative to make sure they are best equipped to repay the Note obligations, while What BBQ & Bar r
invest in the business. You would like to keep the compensation of managers low, while managers want to m

Future Investors Might Have Superior Rights

If What BBQ & Bar needs more capital in the future and takes on additional debt or other sources of financin
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger d
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with What BBQ & Bar or management), which is responsible for monitoring What BBQ & Bar's c
Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if What BBQ & B
than your initial expectations.

You Do Have a Downside

Conversely, if What BBQ & Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of What BBQ & Bar, and the revenue of What BBQ & Bar c
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the p
your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

The Notes shall be subordinated to all indebtedness of What BBQ & Bar to banks, commercial finance lende
institutions, and/or other institutions regularly engaged in the business of lending money.

What BBQ & Bar isn't accepting investments right now, but is trying to get a sense of how they should struct
to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SE
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'l

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